Exhibit 99.2

Denison Mines Corp. 1100 – 40 University Avenue Toronto, ON M5J 1T1 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

VOTING IN FAVOUR OF DENISON/FISSION MERGER

RECOMMENDED BY LEADING INDEPENDENT PROXY ADVISORY FIRMS

Toronto, ON – October 5, 2015… Denison Mines Corp. (“Denison”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that two of the leading independent proxy advisory firms, Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. LLC (“Glass Lewis”), have recommended that shareholders of both Denison and Fission Uranium Corp. (“Fission”) (FCU: TSX, OTCQX: FCUUF, FRANKFURT: 2FU) vote FOR the plan of arrangement to combine the two companies at their respective special meetings of shareholders to be held on October 14, 2015.

In their respective reports, ISS and Glass Lewis cited the fairness of the transaction and the strategic rationale behind the combination, including the premium implied by the offer to Fission shareholders and the potential for the combined company to attract more investor interest on a larger scale in a bear market.

ISS is the leading provider of corporate governance solutions to the global financial community, covering approximately 38,000 companies in 115 countries, delivering proxy research and vote recommendations on nearly 28,000 companies each year and working closely with clients to execute more than 8.5 million ballots representing four trillion shares.

Glass, Lewis & Co. is a leading independent governance analysis and proxy voting firm with a global client base of 1,200+ clients that collectively manage more than $20 trillion in assets.

Attention Denison Shareholders

Denison shareholders are reminded that the proxy voting deadline is 10:00 a.m. (Eastern time) on Friday, October 9, 2015. Denison’s Board of Directors have unanimously recommended that Denison shareholders vote IN FAVOUR of the proposed merger. Details on the transaction as well as proxy voting instructions can be found in the Management Information Circular dated September 15, 2015 on Denison’s website at www.denisonmines.com or filed under Denison’s profile on www.sedar.com or at www.sec.gov/edgar.shtml.

If you have any questions or require more information with regard to voting your Denison shares, please contact Computershare by telephone at 1-800-564-6253 or by email to service@computershare.com or the proxy solicitation agent retained by Denison, Boudicca Proxy Consultants, toll free at 1-800-837-3821 or outside North America at +1-416-900-1263 or by email at denisomines@boudiccaproxy.com.

Reminder of Town Hall Meeting on October 6, 2015

Denison is co-hosting a presentation and town hall meeting with Fission, where Denison and Fission shareholders will have the opportunity to meet Lukas Lundin, Dev Randhawa and David Cates and ask questions regarding the proposed merger between Denison and Fission.

The meeting will be held on October 6, 2015 at 4:30 p.m. in Toronto at the Royal York Hotel:

The Royal York Hotel

100 Front Street West

Upper Canada Room – 18th Floor

Toronto, ON

Please arrive by 4:15 p.m. for registration. The event will begin at 4:30 p.m.

All shareholders of Denison and Fission are welcome to attend the town hall meeting. As seating is limited, please RSVP to Amanda Strong by email at amandas@namdo.com or by phone at (604) 689 7842.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the GSJV in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

On July 6, 2015 Denison entered into an agreement with Fission, whereby shareholders of Fission will receive, subject to the terms and conditions of the agreement, 1.26 common shares of Denison and a nominal cash payment of CAD$0.0001 per common share of Fission (the “Transaction”) in order to merge their respective businesses. The Transaction is subject to a number of conditions including approvals by Fission and Denison shareholders.

For more information, please contact

David Cates	(416) 979 – 1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations